Mail Stop 6010

June 19, 2006

John Paulsen, Chairman and Chief Executive Officer
Dual Cooper, President
DTLL Inc
628 Harbor View Lane
Petoskey, Michigan 49770

Via U S Mail and FAX [(312) 264-0205]

> **Re:** **DTLL Inc**
> **Form 8-K filed on June 16, 2006**
> **Form 8-K filed on May 26, 2006**
> **Form 8-K filed on May 8, 2006**
> **File No. 0-30608**

Dear Messrs. Paulsen and Cooper:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 8-K filed on June 16, 2006

1. We read that you have engaged a different new auditor, Most & Company. Please amend your report to include all of the information required by Item 304 of Regulation S-B concerning the departure of Miller Ellin and Company LLP, which you previously reported as the newly-engaged auditors in your Forms 8-K filed on May 8 and 26, 2006. Please include a statement as to whether Miller Ellin and Company LLP resigned, declined to stand for re-election, or were dismissed, and the date your relationship ended. Also, indicate whether this decision to change auditors was recommended or approved by your board of directors.

2. In addition, Item 304(a)(1) of Regulation S-B requires that you provide detailed disclosures concerning the auditors' report of Miller Ellin and Company LLP on your financial statements or clarify whether any audit reports were prepared. Also you should state whether, during the period before Miller Ellin and Company LLP resigned, declined to stand for re-election, or were dismissed:

    *   you had any disagreement(s) with Miller Ellin and Company LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and

    *   the disagreement(s), if not resolved to the satisfaction of Miller Ellin and Company LLP, would have caused them to make reference to the disagreement(s) in their reports.

3. We see you have not represented that you would present the required letter from Miller Ellin and Company LLP, your newly-former auditors, in an amended report. You should amend your report to include the required letter from Miller Ellin and Company LLP as Exhibit 16. See the requirement in Item 304 of Regulation S-B.

Form 8-K filed on May 8, 2006
Form 8-K filed on May 26, 2006

4. We reiterate our comment in our letter of May 30, 2006 in its entirety. Since your change of accountants was effective May 5, 2006, the letter from your former auditors was due on or about May 15, 2006. You should amend your report to include the required letter from your former auditors as Exhibit 16. See Item 4.01 of Form 8-K and Item 304 of Regulation S-B. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

Please file your response letter and amendment via EDGAR in response to this comment within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

                            Sincerely,

                            Jeanne Bennett
                            Staff Accountant